[Morgan Stanley Letterhead]

VIA EDGAR

May 9, 2018

Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund

File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS

File Numbers 811-21831 & 333-223061

AIP Macro Registered Fund A

File Numbers 811-22682 & 333-223059

AIP Macro Registered Fund P

File Numbers 811-22683 & 333-223055

AIP Multi-Strategy Fund A

File Numbers 811-22192 & 333-223056

AIP Multi-Strategy Fund P

File Numbers 811-22193 & 333-223057

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Minore:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the pre-effective amendment to each Fund’s registration statement filed on Form N-2 on April 26, 2018 with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALL FUNDS

1.	Comment: Please rename the “Repurchases and Transfers of Shares – Involuntary Repurchases of Shares” section of each Prospectus to “Repurchases and Transfers of Shares – Repurchases of Shares.” Please also add, immediately preceding the final set of bullet points in that section, an additional sub-heading titled “Involuntary Repurchases and Mandatory Redemptions.” Please disclose in the “Repurchases and Transfers of Shares – Involuntary Repurchases and Mandatory Redemptions” section that any involuntary repurchase or redemption of Shares would be made in accordance with each Fund’s Agreement and Declaration of Trust, the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and rules thereunder, including Rule 23c-2. Please also conform the corresponding disclosure in each Fund’s Statement of Additional Information (“SAI”).

Response: We hereby confirm that we will rename the “Repurchases and Transfers of Shares – Involuntary Repurchases of Shares” section of each Prospectus to “Repurchases and Transfers of Shares – Repurchases of Shares.” Additionally, we will add “Involuntary Repurchases and Mandatory Redemptions” as a sub-heading before the following revised disclosure: “The Fund may also, consistent with the requirements of the Fund’s Agreement and Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, repurchase or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:”

2.	Comment: Please rename the “Repurchases and Transfers of Shares – Mandatory Redemptions” section of each Fund’s SAI to “Repurchases and Transfers of Shares – Involuntary Repurchases and Mandatory Redemptions” and revise the section to replace the phrase “redeem Shares” with “repurchase or redeem Shares” consistently.

Response: The disclosure will be revised accordingly.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND AND ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

3.	Comment: Per Section III.D.1 of the Staff Legal Bulletin No. 19, please revise the Opinion and Consent of Dechert LLP on Tax Matters exhibit to remove the following sentence: “The opinions expressed herein have been rendered at your request, are solely for your benefit in connection with the Offering and may not be relied upon by you or any other person in any manner or for any other purpose.”

Response: We hereby confirm that the aforementioned sentence will be removed from the Opinion and Consent of Dechert LLP on Tax Matters for each Fund and we undertake to file revised tax opinions reflecting the change as an exhibit to the POS EX filing for each applicable Fund promptly upon effectiveness.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo

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